SECU

22004335

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SEC FILE NUMBER
8-53380

FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Harris Williams LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1001 Haxall Point; 9th Floor
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Hart	804-877-6124	jhart@harriswilliams.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter
(Name – if individual, state last, first, and middle name)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

10/22/03	80
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public* accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jason Hart, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Harris Williams LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

County/City of Henrico
Commonwealth/State of Virginia
The foregoing instrument was subscribed and sworn before me this 28th day of February 2022, by Jason Hart
(name of person seeking acknowledgement)
Notary Public
My Commission Expires: 12-31-2024

Notary Public

Signature: [signature]

Title: Finance Director

ROBERT EMERY BRODSKY
Notary Public
Commonwealth of Virginia
Registration No. 7675300
My Commission Expires Dec 31, 2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Harris Williams

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2021

SEC ID: 8-53380

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

www.harriswilliams.com

1001 Haxall Point, 9th Floor | Richmond, Virginia 23219
Phone (804) 648-0072 | Fax (804) 648-0072
www.harriswilliams.com | Member FINRA/SIPC

Harris Williams

TABLE OF CONTENTS

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Manager and Officers
Harris Williams LLC
Richmond, Virginia

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Harris Williams LLC and subsidiaries (collectively, the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2004.

Glen Allen, Virginia
February 22, 2022

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Harris Williams

Consolidated Statement of Financial Condition

December 31, 2021
(in thousands)

ASSETS

Cash and cash equivalents	$	749,707
Accounts receivable - net		768
Prepaid expenses		3,476
Property and equipment - net		17,983
Right-of-use assets, operating - net		41,729
Right-of-use assets, financing - net		380
Deposits		908
Goodwill		187,857
	$	1,002,808

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued compensation	$	279,763
Deferred compensation		42,793
Accrued expenses		13,161
Finance leases		381
Operating leases		48,092
Deferred income		854
Due to Parent		112
Total Liabilities		385,156
Member's Equity - net of accumulated other comprehensive loss of $2,454		617,652
	$	1,002,808

See accompanying notes to the consolidated financial statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

(in thousands)

1. Summary of Significant Accounting Policies:

Nature of Business: Harris Williams LLC d/b/a Harris Williams is a broker-dealer organized in the Commonwealth of Virginia. As a broker-dealer, Harris Williams is subject to regulations of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"). Harris Williams is an investment banking firm that provides mergers and acquisitions advisory services.

Consolidation: Harris Williams LLC is a single-member limited liability company that is a wholly-owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly-owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The accompanying consolidated financial statement includes the consolidated results of Harris Williams LLC, Harris Williams UK Holdings LLC ("HWUKH"), a wholly-owned subsidiary of Harris Williams LLC, Harris Williams & Co. Ltd, a wholly-owned subsidiary of HWUKH, and Harris Williams Corporate Finance Advisors GmbH, a wholly-owned subsidiary of HWUKH (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Accounting: The consolidated financial statement of the Company is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates: The preparation of the consolidated financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include cash held at Parent. Cash and cash equivalents also include money market funds, which are highly liquid investments that are readily convertible to cash and typically have a dollar-weighted average maturity of 60 days or less. The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. These investments are stated at cost, which approximates fair value.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized. Upon retirement or sale of an asset, the cost and accumulated depreciation and amortization are removed from the accounts.

Foreign Currency Translation: Harris Williams & Co. Ltd and Harris Williams Corporate Finance Advisors GmbH have operations in the United Kingdom and Germany, respectively. Transactions are settled in British Pounds or Euros and are converted to U.S. Dollars for accounting purposes at prevailing exchange rates.

(in thousands)

1. Summary of Significant Accounting Policies, Continued:

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. To minimize risk, the Company extends credit to customers after an evaluation for credit worthiness; however, the Company does not require collateral or other security from customers. The Company maintains its cash balances in several financial institutions, one of which is an operating account with PNC. The balances are insured by the Federal Deposit Insurance Corporation up to $250. The Company regularly has funds in excess of $250.

The Company's accounts receivables require an allowance for expected credit losses ("ACL") for the remaining life of the assets upon inception. The Company maintains an ACL at an appropriate level for expected losses on existing trade receivables, which is based on historical results, current economic conditions, and reasonable and supportable forecasts of future conditions. At December 31, 2021, the ACL was $15.

Goodwill: The Company evaluates the impairment of goodwill at least annually using the qualitative approach, in the fourth quarter, or when events or changes in circumstances indicate that the assets might be impaired. Impairment losses are recognized in the period of determination. The Company completed its evaluation in 2021 and an impairment charge was not required based on the results.

Recently Adopted Accounting Guidance:

In December 2019, the FASB issued *ASU 2019-12, Income Tax Simplification.* The ASU simplifies the accounting for income taxes by eliminating certain exceptions in ASC 740, Income Taxes, relating to the approach for intraperiod tax allocation, the recognition of deferred tax liabilities for outside basis differences and the methodology for calculating income taxes in an interim period.

The Company adopted the standard on January 1, 2021. Harris Williams LLC, as a Single Member LLC that is disregarded for federal income tax return reporting, no longer records federal income taxes. The Company adopted the standard through a modified retrospective approach which required a cumulative-effect adjustment to member's equity of $22,864, as presented in the following table:

	January 1, 2021 Before adoption	Effect of adoption	Effect of reclassifications	January 1, 2021 After adoption
Income taxes payable to PNC	$ 14,140	$ (11,546)	$ (2,594)	$ -
Deferred income tax liability	11,318	(11,318)	-	-
Accrued expenses	-	-	2,594	2,594
Member's equity	444,278	22,864	-	467,142

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

1. Summary of Significant Accounting Policies, Continued:

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the consolidated financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that required adjustment to the consolidated financial statement to comply with the provisions of this guidance at December 31, 2021. The Company is not currently under audit by any tax jurisdiction.

Reclassifications: Certain prior year balances have been reclassified to conform with current year presentation. Certain amounts previously classified as income taxes payable to PNC were reclassified for consolidated financial statement presentation after the adoption of ASU 2019-12. $833 related to business licenses and $1,761 related to foreign income tax obligations were reclassified to accrued expenses.

Subsequent Events: Management has evaluated subsequent events through February 22, 2022, the date the consolidated financial statement was issued, and has determined that there are no subsequent events to be reported in the accompanying consolidated financial statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

2. Property and Equipment:

Property and equipment at December 31, 2021 consisted of:

Furniture and fixtures	$	4,587
Data processing equipment		1,519
Leasehold improvements		15,116
Office equipment		5,115
Software		6,611
Assets in progress		739
	$	33,687
Less accumulated depreciation and amortization		15,704
Net property and equipment	$	17,983

2. Accrued Compensation:

For the year-ended December 31, 2021, the Company's Compensation Committee determined a cash bonus accrual of discretionary compensation of $276,124 based on its 2021 operating results which is recorded as a component of accrued compensation on the consolidated statement of financial condition. This amount was earned by eligible participants during the annual 2021 service period. The Company has determined that $251,373 of the 2021 cash bonus pool will be paid to eligible participants in March 2022 and the remainder of $24,751 will be paid in March 2023 to participants who earned the bonus during the annual 2021 service period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

4. Leases:

The Company occupies office space under cancelable and non-cancelable operating lease arrangements. These lease arrangements include escalation clauses which are recognized on a straight-line basis over the life of the lease. The Company also enters into finance leases for office equipment. Generally, the Company has elected to use the Overnight Indexed Swap rate corresponding to the term of the lease at the lease measurement date as the incremental borrowing rate to measure the right-of-use asset and lease liability. Leases with an initial term of 12 months or less are not recorded on the balance sheet; The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Future minimum lease payments are as follows:

	Finance	Operating	Total
2022	$ 198	$ 6,467	$ 6,665
2023	165	6,580	6,745
2024	19	6,507	6,526
2025	-	6,646	6,646
2026	-	6,656	6,656
Thereafter	-	18,813	18,813
Undiscounted Lease Payments	382	51,669	52,051
Less Interest	(1)	(3,577)	(3,578)
Total Lease Liabilities	$ 381	$ 48,092	$ 48,473

The weighted-average remaining lease term and discount rate for operating leases was 8.19 years and 1.72%, respectively. The weighted-average remaining lease term and discount rate for finance leases was 2.05 years and 0.60%, respectively. Most leases contain clauses that provide for the Company to pay a percentage of the lessors' operating expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

5. Employee Benefit Plans

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC.

PNC sponsors a noncontributory, qualified defined benefit pension plan (The PNC Financial Services Group, Inc. Pension Plan, EIN #251435979 (the "PNC defined benefit pension plan")), which covers substantially all of the Company's employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for those employees who were plan participants on December 31, 2009 are frozen at the level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010 are a flat 3% of eligible compensation. All plan participants earn interest on the cash balances based on 30-year Treasury securities rates with those who were participants at December 31, 2009 earning a minimum rate.

New participants on or after January 1, 2010 are not subject to the minimum rate. The plan provides for a minimum annual earnings credit amount of $2,000, subject to eligibility criteria. The pension liability is allocated by PNC to the Company based upon an actuarially determined required contribution. The qualified pension liability for 2021 was $1,337 and is presented within deferred compensation.

PNC also maintains nonqualified supplemental retirement plans for certain employees of the Company. The nonqualified pension plans are unfunded as of December 31, 2021. The nonqualified pension liability for 2021 was $686 and is presented within deferred compensation.

The PNC defined benefit pension plan is accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits. As of December 31, 2021, assets of the PNC qualified defined benefit pension plan were $6.8 billion and the projected benefit obligation was $5.4 billion. The qualified pension plan assets are maintained in a trust, and the qualified pension plan benefit payments are paid from the trust. PNC's required contribution for 2022 is expected to be zero based on the funding calculations under the Pension Protection Act of 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

5. Employee Benefit Plans, Continued:

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company.

PNC sponsors a defined contribution pension plan (the "European Pension Plan") covering substantially all Harris Williams & Co. Ltd and Harris Williams Corporate Finance Advisors GmbH employees. The European Pension Plan provides for a minimum 5% employer contribution for all enrolled participants. Additionally, employees may make voluntary contributions to the European Pension Plan. The European Pension Plan provides for a Company match of up to an additional 5% of the employees' compensation. Eligibility is available to all permanent employees ordinarily working at Harris Williams & Co. Ltd and Harris Williams Corporate Finance Advisors GmbH who have a contract of employment of greater than three months.

6. Deferred Compensation Plan:

The Company participates in a deferred compensation plan sponsored by PNC. For qualified employees, a percentage of the total compensation above specified thresholds is deferred into the plan.

The deferred component is awarded in the form of a grant of cash-payable restricted share units (the "Units"), and payable to the employees on a rolling three-year schedule. The Units are revalued quarterly based upon the quoted market price of PNC's Class A Common shares, and a corresponding gain or loss is recognized. During 2021, the Company granted $66,296 of Units. The accrued liability for restricted share units was $39,168 at December 31, 2021 and is recorded as deferred compensation on the consolidated statement of financial condition. While there are time-based and other vesting criteria, there are no market or performance criteria associated with these awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

7. Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1.

At December 31, 2021, the Company had net capital of $365,110 which was $342,853 in excess of required minimum net capital of $22,257. The Company's net capital ratio was .91 to 1.

The Company has no obligation under Rule 15c3-3 to prepare the Computation of Reserve Requirements Pursuant to Rule 15c3-3.

8. Related Party Transactions:

The Parent provides administrative services to the Company under a management agreement. At December 31, 2021, the Company owed $112 to the Parent.

The Company leases space for its Cleveland and Washington D.C. offices from the Parent on a month-to-month basis.

Additionally, the Company maintains checking accounts at the Parent.

9. Guarantees:

Consistent with customary investment banking practices, the Company's liability under its engagement agreements is generally limited to the amount of fees paid to the Company. PNC maintains certain errors and omissions insurance coverages which covers Harris Williams LLC and believes that its indemnification obligations to its clients would generally not have a material adverse effect on the Company's financial position.